CELL GENESYS, INC.
                              342 Lakeside Drive
                         Foster City, California 94404


                                                   June 1, 1999


VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Cell Genesys, Inc.
          Withdrawal of Registration Statement on Form S-3 (File No. 333-65077)


Ladies and Gentlemen:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Cell Genesys, Inc., a Delaware corporation (the "Company"), hereby requests the withdrawal of its Registration Statement on Form S-3 (file no. 333-65077) filed with the Securities and Exchange Commission on September 30, 1998. This application is made because the Company has determined that registration of the shares is no longer required and that it will not proceed with the offering at this time.

        Please call me at (650) 425-4501 if you have any questions or require additional information.

                                                Very truly yours,

                                                Cell Genesys, Inc.


                                                By:  /s/  Matthew J. Pfeffer
                                                     --------------------------
                                                Name:  Matthew J. Pfeffer
                                                Title:  Chief Financial Officer

cc:     Jeffrey Riedler (SEC)
        Paul Fischer (SEC)
        Erik Riegler, Esq. (WSGR)